Form 10KSB, Exhibit 13
period 2006-12-31
Sterling Banks, Inc.
filed 2007-03-29
CIK 1358697

Exhibit 13.1

Sterling Bank

Financial Report
December 31, 2006

McGladrey & Pullen, LLP is a member firm of RSM International -
an affiliation of separate and independent legal entities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion focuses on the major components of the Bank’s operations. This discussion should be read in conjunction with the financial statements and accompanying notes included in this Annual Report.

We are a community bank headquartered in Burlington County, New Jersey, with assets of $337.2 million as of December 31, 2006. Our main office is located in Mount Laurel, New Jersey and its six other Community Banking Centers are located in Burlington and Camden Counties, New Jersey. We believe that this geographic area represents a stable and attractive banking market with a diversified and expanding economy. We began operations in December 1990 with the purpose of serving consumers and small to medium-sized businesses in our market area. We have chosen to focus on the higher growth areas of western Burlington County and eastern Camden County. We believe that understanding the character and nature of the local communities that it serves, and having first-hand knowledge of customers and their needs for financial services enable it to compete effectively and efficiently.

Our principal source of revenue is net interest income, which is the difference between the interest income from our earning assets and the interest expense of our deposits and borrowings. Interest-earning assets consist principally of loans, investment securities and federal funds sold, while our interest-bearing liabilities consist primarily of deposits. Our net income is also affected by our provision for loan losses, noninterest income and noninterest expenses, which include salaries, benefits, occupancy costs and charges relating to non-performing and other classified assets.

Sterling Banks, Inc. (the “Holding Company”) is the successor to the Bank pursuant to the Plan of Reorganization by and between the Holding Company and the Bank that was completed on March 16, 2007, whereby the Bank became a wholly-owned subsidiary of the Holding Company. Additionally, on March 16, 2007, the Bank, the Holding Company and Farnsworth Bancorp, Inc. (“Farnsworth”) completed the merger (the “Merger”) in which Farnsworth merged with and into the Holding Company, with the Holding Company as the surviving corporation. Subsequent to the Merger, Peoples Savings Bank, a wholly-owned subsidiary of Farnsworth, was merged with and into the Bank, with the Bank as the surviving Bank. All information contained herein represents solely the financial information of the Bank. All references to “we,” "us," "our," and “ours” and similar terms in this report refer to the Bank.

Critical Accounting Policies

Allowance for Losses on Loans

The allowance for losses on loans is based on management’s ongoing evaluation of the loan portfolio and reflects an amount considered by management to be its best estimate of probable losses inherent in the portfolio. Management considers a variety of factors when establishing the allowance, such as the impact of current market conditions, diversification of the loan portfolio, delinquency statistics, results of loan review and related classifications, and historic loss rates. In addition, certain individual loans that management has identified as problematic are specifically provided for in the allowance, based upon an evaluation of the borrower’s perceived ability to pay, the estimated adequacy of the underlying collateral and other relevant factors. Consideration is also given to examinations performed by regulatory agencies. Although provisions have been established and segmented by type of loan based upon management’s assessment of the loss characteristics inherent in each type, the entire allowance for losses on loans is available to absorb loan losses in any category.

Management performs a detailed analysis to determine the allowance for loan losses. Since the allowance for loan losses is dependent, to a great extent, on conditions that may be beyond our control, it is possible that management’s estimate of the allowance for loan losses and actual results could differ materially in the near future.

In addition, regulatory authorities, as an integral part of their examinations, periodically review the allowance for loan losses. They may require additions to the allowance based upon their judgments about information available to them at the time of the examination.

Results of Operations for the Years Ended December 31, 2006 and 2005

Net Income

Net income decreased $893,000, or 54.8%, to $738,000 for the year ended December 31, 2006 compared to $1,631,000 for the year ended December 31, 2005. The decrease in earnings was mainly the result of increased expenses related to the expansion of the Bank’s retail system, a decline in loans held for sale associated with the national student loan program, and an increase in the provision for loan losses. Earnings per share (basic) decreased $0.24 per share, or 61.5%, to $0.15 per share for the year ended December 31, 2006 compared to $0.39 per share for the year ended December 31, 2005. Earnings per share (diluted) decreased $0.23 per share, or 60.5%, to $0.15 per share for the year ended December 31, 2006 compared to $0.38 per share for the year ended December 31, 2005.

Net Interest Income and Average Balances

Net interest income after the provision for loan losses decreased $106,000, or 0.9%, to $11.6 million for the year ended December 31, 2006 from $11.7 million for the year ended December 31, 2005. The provision for loan losses increased $321,000 to $605,000 for the year ended December 31, 2006 from $284,000 for the year ended December 31, 2005. The net interest margin decreased to 3.71% for the year ended December 31, 2006 from 3.86% for the year ended December 31, 2005. The decrease in the net interest margin reflects the Federal Reserve continued tightening of monetary policy and a decline in the Bank’s loan portfolio, specifically in loans held for sale. Yield on interest-earning assets increased to 6.87% for the year ended December 31, 2006 from 6.16% for the year ended December 31, 2005. The average cost of interest-bearing liabilities increased to 3.73% for the year ended December 31, 2006 compared to 2.71% for the year ended December 31, 2005.

The following table presents a summary of the principal components of average balances, yields and rates for the periods indicated:

	Year Ended December 31,
	2006			2005
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
Assets
Loans, net (1)	$254,008,000	$19,430,000	7.65%	$240,060,000	$16,505,000	6.88%
Investment securities (2)	60,436,000	2,410,000	3.99	64,233,000	2,427,000	3.78
Federal funds sold	8,222,000	417,000	5.07	4,029,000	127,000	3.15
Due from banks	5,633,000	289,000	5.13	2,188,000	73,000	3.34
Total interest-earning assets	328,299,000	22,546,000	6.87	310,510,000	19,132,000	6.16

Allowance for loan losses	(1,265,000)			(1,033,000)
Other assets	20,072,000			17,635,000
Total Assets	$347,106,000			$327,112,000

Liabilities and shareholders’ equity
Time deposits	$185,903,000	8,012,000	4.31	$152,263,000	5,096,000	3.35
NOW/MMDA/savings accounts	79,511,000	1,923,000	2.42	89,513,000	1,446,000	1.62
Borrowings	12,247,000	417,000	3.41	21,824,000	611,000	2.8
Total interest-bearing liabilities	277,661,000	10,352,000	3.73	263,600,000	7,153,000	2.71

Noninterest-bearing demand deposits
Other liabilities	33,928,000			33,409,000
Shareholders’ equity	1,034,000			883,000
Total liabilities and shareholders’ equity	34,483,000			29,220,000

Net interest income	$347,106,000			$327,112,000
Interest rate spread (3)
Net interest margin (4)		$12,194,000			$11,979,000
			3.14			3.45
			3.71			3.86
______________________________
(1)	Includes loans held for sale. Also includes loan fees, which are not material.
(2)	Yields are not on a tax-equivalent basis.
(3)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following table presents a summary of the changes in interest income and expense by both rate and volume for the periods indicated and including interest income from loans held for sale:

	Year Ended December 31, 2006 Compared to Year Ended December 31, 2005			Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
	Variance Due to Changes In			Variance Due to Changes In
	Average Volume	Average Rate	Net Increase/ (Decrease)	Average Volume	Average Rate	Net Increase/ (Decrease)
Interest Income:
Loans, net	$1,067,000	$1,858,000	$2,925,000	$3,426,000	$2,093,000	$5,519,000
Investment securities	(152,000)	135,000	(17,000)	(328,000)	40,000	(288,000)
Federal funds sold and due from banks	389,000	117,000	506,000	(30,000)	124,000	94,000
Total interest income	1,304,000	2,110,000	3,414,000	3,068,000	2,257,000	5,325,000
Interest Expense:
Deposits	1,208,000	2,185,000	3,393,000	909,000	2,038,000	2,947,000
Borrowed funds	(327,000)	133,000	(194,000)	(33,000)	117,000	84,000
Total interest expense	881,000	2,318,000	3,199,000	876,000	2,155,000	3,031,000
Net interest income	$423,000	$(208,000)	$215,000	$2,192,000	$102,000	$2,294,000

The increase or decrease due to a change in average volume has been determined by multiplying the change in average volume by the average rate during the preceding period, and the increase or decrease due to a change in average rate has been determined by multiplying the current average volume by the change in average rate. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated to rate.

Noninterest Income

Total noninterest income decreased $60,000, or 8.4%, to $651,000 for the year ended December 31, 2006 from $711,000 for the year ended December 31, 2005, primarily from a decrease in gains on sale/disposal of equipment. Service charges on deposit accounts increased $2,000, or 0.8%, to $249,000 for the year ended December 31, 2006 from $247,000 for the year ended December 31, 2005. Miscellaneous fees, including gains on sale/disposal of equipment, decreased $62,000, or 13.4%, to $402,000 for the year ended December 31, 2006 from $464,000 for the year ended December 31, 2005.

Noninterest Expenses

Total noninterest expenses increased $1.2 million, or 12.7%, to $11.0 million for the year ended December 31, 2006 from $9.8 million for the year ended December 31, 2005. The increase was largely attributable to an increase in compensation and benefits. Compensation and benefits increased $714,000 or 13.0% to $6.2 million for the year ended December 31, 2006 from $5.5 million for the year ended December 31, 2005. This increase resulted primarily from higher incentive compensation realized in our construction lending program and the opening of our Voorhees branch in November 2005. Occupancy, equipment and data processing expense increased $476,000, or 19.9%, to $2.9 million for the year ended December 31, 2006 from $2.4 million for the year ended December 31, 2005. This increase was primarily from costs associated with our new Voorhees branch.

Marketing and business development expense decreased $135,000, or 18.2%, to $605,000 for the year ended December 31, 2006 from $740,000 for the year ended December 31, 2005. This decrease was primarily due to a decrease in newspaper and radio advertising.

Professional services increased $87,000, or 21.8%, to $486,000 for the year ended December 31, 2006 from $399,000 for the year ended December 31, 2005. This increase resulted primarily from higher legal costs associated with our regulatory filings.

Other operating expenses increased $99,000, or 12.8%, to $874,000 for the year ended December 31, 2006 from $775,000 for the year ended December 31, 2005. The increase was primarily from an increase in director and shareholder related expenses, delivery costs and training and education costs.

Income Taxes

Income tax expense, as a percentage of pre-tax income, increased from 37.2% in 2005 to 38.0% in 2006.

Financial Condition

General

Our total assets decreased $14.1 million, or 4.0%, to $337.2 million at December 31, 2006 from $351.3 million at December 31, 2005. This decrease was mainly due to a decline in loans held for sale.

Loan Portfolio

Total loans, excluding loans held for sale, increased $18.0 million, or 8.0%, to $243.3 million at December 31, 2006 from $225.3 million at December 31, 2005. The increase in loans is primarily the result of growth in commercial loans.

The following table summarizes our loan portfolio by category and amount at December 31, 2006 and 2005. The loan categories correspond to our general classifications. The table does not include loans held for sale.

	At December 31,
	2006	2005
Commercial loans	$167,581,000	$154,046,000
Consumer loans	48,018,000	41,175,000
Residential mortgage loans	27,684,000	30,117,000
Total loans	$243,283,000	$225,338,000

Loans Held for Sale

Loans held for sale decreased $39.1 million, or 96.1%, to $1.6 million as of December 31, 2006 compared to $40.7 million as of December 31, 2005. This decrease was the result of the SLM Corporation (formerly known as Sallie Mae) plan to self fund these student loans. We expect to discontinue funding these loans during 2007.

Non-Performing Loans

Loans, including loans past due 90 days or more and still accruing interest, are considered to be non-performing if they are on a non-accrual basis or terms have been renegotiated to provide a reduction or deferral of interest or principal because of a weakening in the financial condition of the borrowers. A loan that is past due 90 days or more and still accruing interest remains on accrual status only where it is both adequately secured as to principal and interest and is in the process of collection. At December 31, 2006 and December 31, 2005, loans past due 90 days or more and still accruing interest were $178,000 and $447,000, respectively. Total non-accruing loans were $268,000 at December 31, 2006 and $0 at December 31, 2005.

The table below recaps loans accruing but past due 90 days or more, non-accrual loans, OREO (Other Real Estate Owned), and repossessed personal property as of December 31, 2006 and 2005.

	At December 31,
	2006	2005
Loans accruing, but past due 90 days or more	$178,000	$447,000
Non-accrual loans	268,000	-
Total non-performing loans	446,000	447,000
OREO and repossessed personal property	-	-
Total non-performing assets	$446,000	$447,000

Non-performing loans/Total loans (1)	0.18%	0.17%
Non-performing assets/Total assets	0.13%	0.13%
________________
(1)	Includes loans held for sale.

Potential Problem Loans

In addition to non-accrual loans and loans past due 90 days or more and still accruing interest, we maintain a “watch list” of loans where management has identified problems which potentially could cause such loans to be placed on non-accrual status in future periods. Loans on the watch list are subject to heightened scrutiny and more frequent review by management. At December 31, 2006, there were nine such loans totaling $4.8 million. Management believes that they have provided an adequate allowance for such loans and are aggressively pursuing collection from the borrowers.

Allowance for Loan Losses

We determine the level of allowance for loan losses based on a number of factors. In order to determine the amount of the provision for loan losses, we conduct a quarterly review of the loan portfolio to evaluate overall credit quality. This evaluation consists of an analysis of individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, changes in non-performing loans, the capability of specific borrowers to repay specific loan obligations and current loan collateral values. We also consider past estimates of possible loan losses and actual losses incurred. As adjustments become identified, they are reported in earnings for the period in which they become known. During the fourth quarter of 2006, the Bank increased the allowance for loan losses due mainly to management’s determination that two of its loan customers, although contractually current, had deteriorated in financial condition and warranted an increase in risk to the Bank.

The following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is based upon historical experience. The entire allowance for loan losses is available to absorb future loan losses in any loan category. This schedule includes any provision for loan losses associated with loans held for sale.

	At December 31,
	2006		2005
		% of Loans in		% of Loans in
		Each Category		Each Category
	Amount	to Total Loans	Amount	to Total Loans
Allocation of allowance for loan losses:
Commercial loans	$1,570,000	69%	$927,000	68%
Consumer loans	120,000	20	144,000	18
Residential mortgage loans	70,000	11	75,000	14
General allowance	-		8,000
Total	$1,760,000	100%	$1,154,000	100%

Summary of Charge-Off Experience

The following table summarizes the activity in our allowance for loan losses and our charge-off experience for 2006 and 2005:

	Year Ended December 31,
	2006	2005
Balance at beginning of period	$1,154,000	$913,000
Charge-offs:
Commercial loans	-	19,000
Consumer loans	1,000	26,000
Residential mortgage loans	-	-
	1,000	45,000
Recoveries:
Commercial loans	1,000	-
Consumer loans	1,000	1,000
Residential mortgage loans	-	1,000
	2,000	2,000
Net recoveries (charge-offs)	1,000	(43,000)
Provision for loan loss	605,000	284,000
Balance at end of period	$1,760,000	$1,154,000

Average loans outstanding (1)	$254,693,000	$240,472,000

Net charge-offs as a percentage of average loans	0.00%	0.02%
___________________
(1) Includes loans held for sale and non-accruing loans

Investment Securities Portfolio

The following table presents the amortized cost and approximate market values at December 31, 2006 and 2005, for each major category of our investment securities:

	At December 31,
	2006	2006	2005	2005

	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value
Investment Securities Available-for-Sale
U.S. Government agencies
and corporations	$30,263,000	$29,559,000	$27,260,000	$26,454,000
Municipalities	4,507,000	4,398,000	3,675,000	3,510,000
Mortgage-backed securities	13,856,000	13,569,000	14,937,000	14,518,000
Total investment securities
Available-for-Sale	$48,626,000	$47,526,000	$45,872,000	$44,482,000

Investment Securities Held-to-Maturity
U.S. Government agencies and corporations	$25,000	$25,000	$25,000	$25,000
Municipalities	875,000	875,000	-	-
Mortgage-backed securities	8,392,000	8,187,000	10,787,000	10,468,000
Total investment securities
Held-to-Maturity	$9,292,000	$9,087,000	$10,812,000	$10,493,000

The following table presents the maturity distribution and weighted average yield of the investment securities portfolio of the Bank as of December 31, 2006 and 2005. Weighted average yields on tax-exempt obligations have been computed on a taxable equivalent basis.

	At December 31, 2006
	Within 1 Year		After 1 Year But Within 5 Years		After 5 Years But Within 10 Years		After 10 Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Investment Securities

Available-for-Sale at amortized cost:
U.S. Government agencies and corporations	$ 1,000	2.74%	$25,513	3.94%	$ 3,750	5.32%	$ -	-	$30,263	4.07%
Municipalities	-	-	-	-	1,271	4.50%	3,236	5.52%	4,507	5.23%
Mortgage backed securities	-	-	3,298	4.17%	1,211	3.97%	9,347	4.51%	13,856	4.38%
Total securities available-for-sale	$ 1,000	2.74%	$28,811	3.97%	$ 6,232	4.89%	$12,583	4.77%	$48,626	4.27%

Held-to-Maturity at amortized cost:
U.S. Government agencies and corporations	$ 25	1.00%	$ -	-	$ -	-	$ -	-	$ 25	1.00%
Municipalities	875	2.96%	-	-	-	-	-	-	875	2.96%
Mortgage backed securities	-	-	3,668	3.94%	1,115	3.88%	3,609	4.05%	8,392	3.98%
Total securities held-to-maturity	$ 900	2.91%	$ 3,668	3.94%	$ 1,115	3.88%	$ 3,609	4.05%	$ 9,292	3.88%

	At December 31, 2005
	Within 1 Year		After 1 Year But Within 5 Years		After 5 Years But Within 10 Years		After 10 Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Investment Securities

Available-for-Sale at amortized cost:
U.S. Government agencies and corporations	$ -	-	$25,510	3.81%	$ 1,750	4.46%	$ -	-	$27,260	3.85%
Municipalities	-	-	-	-	1,270	4.53%	2,405	5.49%	3,675	5.16%
Mortgage backed securities	-	-	4,147	4.10%	1,471	3.77%	9,319	4.17%	14,937	4.11%
Total securities available-for-sale	$ -	-	$29,657	3.85%	$ 4,491	4.25%	$11,724	4.44%	$45,872	4.04%

Held-to-Maturity at amortized cost:
U.S. Government agencies and corporations	$ 25	0.75%	$ -	-	$ -	-	$ -	-	$ 25	0.75%
Mortgage backed securities	-	-	2,461	3.79%	3,411	3.90%	4,915	3.80%	10,787	3.83%
Total securities held-to-maturity	$ 25	0.75%	$ 2,461	3.79%	$ 3,411	3.90%	$ 4,915	3.80%	$10,812	3.82%

Investments consist of mortgage-backed securities, U.S. Government agency securities and tax-free municipal securities. We use the investment portfolio to provide adequate liquidity to the Bank, to assist in managing interest rate risk and to provide a reasonable rate of return.

Deposits

Total deposits decreased $5.1 million, or 1.7%, to $295.3 million at December 31, 2006 from $300.4 million at December 31, 2005. This decrease was a direct result of management’s goal to systematically match and balance the level of deposit balances to be consistent with the previously discussed roll down of student loan advances by SLM, Inc., which are classified as held for sale. Noninterest-bearing demand deposits increased $6.5 million, or 20.0%, to $39.0 million at December 31, 2006 from $32.5 million at December 31, 2005. MMDA and NOW accounts decreased $11.0 million, or 18.5%, to $48.6 million at December 31, 2006 from $59.6 million at December 31, 2005. Savings deposits increased $6.9 million, or 34.0%, to $27.2 million at December 31, 2006 from $20.3 million at December 31, 2005. Time deposits under $100,000 increased $5.1 million, or 3.6%, to $146.3 million at December 31, 2006 from $141.2 million at December 31, 2005. Jumbo time deposits decreased $12.5 million, or 26.8%, to $34.2 million at December 31, 2006 from $46.7 million at December 31, 2005.

The following table represents categories of our deposits at December 31, 2006 and 2005:

	At December 31,
	2006	2005
Noninterest-bearing demand deposits	$39,021,000	$32,545,000
Interest-bearing demand deposits	48,593,000	59,638,000
Savings deposits	27,195,000	20,267,000
Time deposits, under $100,000	146,284,000	141,236,000
Time deposits, $100,000 or more	34,197,000	46,725,000
Total Deposits	$295,290,000	$300,411,000

The following table describes the maturity of time deposits of $100,000 or more at the dates indicated:

	At December 31,
	2006	2005
3 months or less	$26,351,000	$37,221,000
Over 3 months through 6 months	2,057,000	3,809,000
Over 6 months through 12 months	4,033,000	1,700,000
Over 1 year	1,756,000	3,995,000
Total	$34,197,000	$46,725,000

The following tables detail the average amount, the average rate paid and the percentage of each category to total deposits for the years ended December 31, 2006 and 2005:

	Year Ended December 31, 2006
	Daily Average	Average	Percent
	Balance	Rate	Of Total
NOW & money market savings deposits	$52,753,000	2.4%	17.6%
Regular savings deposits	26,758,000	2.5	9.0
Time deposits	185,903,000	4.3	62.1
Total interest-bearing deposits	265,414,000		88.7
Noninterest-bearing demand deposits	33,928,000		11.3
Total deposits	$299,342,000		100.0%

	Year Ended December 31, 2005
	Daily Average	Average	Percent
	Balance	Rate	Of Total
NOW & money market savings deposits	$66,988,000	1.8%	24.4%
Regular savings deposits	22,525,000	1.1	8.2
Time deposits	152,263,000	3.4	55.3
Total interest-bearing deposits	241,776,000		87.9
Noninterest-bearing demand deposits	33,409,000		12.1
Total deposits	$275,185,000		100.0%

Borrowings

At December 31, 2006 and 2005, the Bank had advances from the FHLB totaling $5.9 million and $15.6 million, respectively. This decrease in advances was a result of scheduled maturities in 2006. The advances as of December 31, 2006 have maturities of less than one year and rates ranging from 2.62% to 5.28%. These advances require the Bank to pledge certain securities in our investment portfolio to the FHLB and these advances cannot be prepaid without penalty.

Return on Equity and Assets

	At December 31,
	2006	2005
Return on average assets	.21%	.50%
Return on average equity	2.14%	5.58%
Dividend payout ratio	80.00%	30.77%
Average equity to average assets ratio	9.93%	8.93%

Liquidity and Capital Resources

Liquidity represents an institution’s ability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers and demands of depositors. Our primary sources of funds are deposits, proceeds from principal and interest payments on loans and investments, sales of investment securities available-for-sale and borrowings. While maturities and scheduled amortization of loans and investments are a predictable source of funds, deposit flows, loan prepayments and mortgage-backed securities prepayments are influenced by interest rates, economic conditions, and competition. Competition for deposits may require banks to increase the rates payable on deposits or expand their branch networks to adequately grow deposits in the future.

We monitor our liquidity position on a daily basis. We use overnight federal funds and interest- bearing deposits in other banks to absorb daily excess liquidity. Conversely, overnight federal funds may be purchased to satisfy daily liquidity needs. Federal funds are sold or purchased overnight through correspondent banks, one of which diversifies the holdings to an approved group of banks throughout the country. At December 31, 2006, the Bank had an aggregate availability of $87.7 million in secured and unsecured overnight lines of credit from its correspondent banks for the purchasing of federal funds.

As of December 31, 2006, we met all capital adequacy requirements to which we were subject and the most recent notification from the FDIC categorized us as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” we must maintain minimum leverage, Tier I and total capital ratios as set forth in the following table.

Our actual capital ratios are presented in the following table:

	“Well Capitalized”	Actual at December 31, 2006	Actual at December 31, 2005
Leverage ratio	5.00%	10.39%	10.20%

Tier I capital to risk-weighted assets	6.00%	13.09%	12.25%

Total capital to risk-weighted assets	10.00%	13.77%	12.67%

The Merger will be accounted for by the Holding Company as a purchase, and the amount by which the purchase price exceeds the fair value of the net tangible and identifiable intangible assets acquired by the Holding Company through the Merger will be recorded as goodwill. Based on the financial information of Farnsworth as of June 30, 2006, the estimated pro forma goodwill of the Holding Company will be approximately $9.8 million, but the actual amount of goodwill is based on many factors and could exceed that amount. Because goodwill reduces regulatory capital, the Merger will make it more difficult for the Holding Company to meet its regulatory capital requirements.

Off-Balance Sheet Arrangements

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, including unused portions of lines of credit, and standby letters of credit. As of December 31, 2006 and 2005, commitments to extend credit and unused lines of credit amounted to approximately $56,131,000 and $54,865,000, respectively, and standby letters of credit were approximately $5,720,000 and $2,001,000, respectively. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statements of financial condition.

The Bank has also entered into long-term lease obligations for some of its premises and equipment, the terms of which generally include options to renew. These instruments involve, to varying degrees, elements of off-balance sheet risk in excess of the amount recognized in the statements of financial condition. At December 31, 2006, the required future minimum rental payments under these leases are as follows:

Years Ending December 31,
2007	$568,000
2008	524,000
2009	461,000
2010	470,000
2011	483,000
Thereafter	3,836,000
$6,342,000

The off-balance sheet arrangements discussed above did not and are not reasonably likely to have a material impact on the Bank's Financial Statements.

Asset and Liability Management

Important to the concept of liquidity is the management of interest-earning assets and interest-bearing liabilities. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. Interest rate sensitivity measures the relative volatility of a bank’s interest margin resulting from changes in market interest rates. Through asset and liability management, we seek to position ourselves to contend with changing interest rates.

The following table summarizes repricing intervals for interest-earning assets and interest-bearing liabilities as of December 31, 2006, and the difference or “gap” between them on an actual and cumulative basis for the periods indicated. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to affect net interest income adversely. Items presented in this table are categorized as to remaining maturity or next repricing date.

	At December 31, 2006
	3 months or less	Over 3 months through 1 year	Over 1 year through 3 years	Over 3 years through 5 years	Over 5 years through 15 years	Over 15 years	Total
	(In thousands)
Interest-Earning Assets:
Loans, net of unearned discount (1)	$100,748	$26,224	$36,578	$18,071	$24,031	$39,249	$244,901
Investment securities:
Held-to-maturity	288	1,641	1,818	4,430	1,115	-	9,292
Available-for-sale	24	1,040	18,455	16,436	10,485	1,086	47,526
Restricted stock	1,436	-	-	-	-	-	1,436
Federal funds sold	6,878	-	-	-	-	-	6,878
Due from banks	7,193	-	-	-	-	-	7,193

Total interest-earning assets	$116,567	$28,905	$56,851	$38,937	$35,631	$40,335	$317,226

Interest-Bearing Liabilities:
Savings deposits	$27,195	$-	$-	$-	$-	$-	$27,195
NOW and MMDA
deposits	48,593	-	-	-	-	-	48,593
Time deposits	56,249	98,588	24,946	698	-	-	180,481
Borrowings	4,835	1,050	-	-	-	-	5,885

Total interest-bearing liabilities	$136,872	$99,638	$24,946	$698	$-	$-	$262,154

Interest rate sensitive gap	$(20,305)	$(70,733)	$31,905	$38,239	$35,631	$40,335	$55,072

Cumulative interest rate sensitive gap	$(20,305)	$(91,038)	$(59,133)	$(20,894)	$14,737	$55,072
_________________
(1) Includes loans held for sale.

The method used to analyze interest rate sensitivity in the table above has a number of limitations. Certain assets and liabilities may react differently to changes in interest rates even though they reprice or mature in the same or similar time periods. The interest rates on certain assets and liabilities may change at different times than changes in market interest rates, with some changing in advance of changes in market rates and some lagging behind changes in market rates. Also, certain assets (e.g., adjustable rate loans) often have provisions that limit changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan. Additionally, the actual prepayments and withdrawals in the event of a change in interest rates may differ significantly from those assumed in the calculations shown in the table. Finally, the ability of borrowers to service their debt may decrease in the event of an interest rate increase.

Forward-looking Statements

The foregoing discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes and other financial information included elsewhere in this Annual Report. The discussion and analysis contains forward-looking statements and are made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of specified factors, including those set forth elsewhere in this Annual Report and in the Bank's filings with the Federal Reserve Bank, and the Holding Company's filings with the Securities and Exchange Commission including its Annual Report on Form 10-KSB for the year ended December 31, 2006 under the caption, "Factors That May Affect Future Results."

Report of Independent Registered Public Accounting Firm

Shareholders and Directors
Sterling Bank
Mount Laurel, New Jersey

We have audited the balance sheets of Sterling Bank as of December 31, 2006 and 2005, and the related statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Bank as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the financial statements, the Bank adopted Financial Accounting Standards Board No. 123R effective January 1, 2006.

Blue Bell, Pennsylvania
March 27, 2007

McGladrey & Pullen, LLP is a member firm of RSM International -
an affiliation of separate and independent legal entities.

Sterling Bank

Balance Sheets
December 31, 2006 and 2005

Assets	2006	2005

Cash and cash due from banks	$16,064,000	$17,847,000
Federal funds sold	6,878,000	321,000

Cash and cash equivalents	22,942,000	18,168,000

Investment securities held-to-maturity, at cost (fair value of $9,087,000
and $10,493,000 at December 31, 2006 and 2005, respectively)	9,292,000	10,812,000
Investment securities available-for-sale, at fair value	47,526,000	44,482,000

Total investment securities	56,818,000	55,294,000

Restricted stock, at cost	1,436,000	1,876,000

Loans held for sale	1,618,000	40,721,000

Loans	243,283,000	225,338,000
Less: allowance for loan losses	(1,760,000)	(1,154,000)

Net loans	241,523,000	224,184,000

Bank premises and equipment, net	6,922,000	6,083,000
Accrued interest receivable and other assets	5,989,000	4,990,000

Total assets	$337,248,000	$351,316,000

Sterling Bank

Balance Sheets
December 31, 2006 and 2005

Liabilities and Shareholders' Equity	2006	2005

Liabilities
Deposits:
Noninterest-bearing	$39,021,000	$32,545,000
Interest-bearing	256,269,000	267,866,000

Total deposits	295,290,000	300,411,000

Federal Home Loan Bank advances	5,885,000	15,641,000
Accrued interest payable and other accrued liabilities	1,305,000	1,016,000

Total liabilities	302,480,000	317,068,000

Commitments and Contingencies (Notes 7, 8 and 15)

Shareholders' Equity
Common stock,
$2 par value, 15,000,000 shares authorized; 4,783,568 and 4,536,452 shares
issued and outstanding at December 31, 2006 and 2005, respectively	9,567,000	9,073,000
Additional paid-in capital	22,930,000	23,263,000
Retained earnings	2,931,000	2,746,000
Accumulated other comprehensive loss	(660,000)	(834,000)

Total shareholders' equity	34,768,000	34,248,000

Total liabilities and shareholders' equity	$337,248,000	$351,316,000

See Notes to Financial Statements.

Sterling Bank

Statements of Operations
Years Ended December 31, 2006 and 2005

	2006	2005
Interest and dividend income
Interest and fees on loans	$19,430,000	$16,505,000
Interest and dividends on securities	2,699,000	2,500,000
Interest on Federal funds sold	417,000	127,000
Total interest and dividend income	22,546,000	19,132,000

Interest expense
Interest on deposits	9,935,000	6,542,000
Interest on Federal Home Loan Bank advances and overnight borrowings	417,000	611,000
Total interest expense	10,352,000	7,153,000

Net interest income	12,194,000	11,979,000

Provision for loan losses	605,000	284,000

Net interest income after provision for loan losses	11,589,000	11,695,000

Noninterest income
Service charges	249,000	247,000
Miscellaneous fees and other	402,000	464,000
Total noninterest income	651,000	711,000

Noninterest expenses
Compensation and benefits	6,212,000	5,498,000
Occupancy, equipment and data processing	2,873,000	2,397,000
Marketing and business development	605,000	740,000
Professional services	486,000	399,000
Other operating expenses	874,000	775,000
Total noninterest expenses	11,050,000	9,809,000

Income before income tax expense	1,190,000	2,597,000

Income tax expense	452,000	966,000

Net income	$738,000	$1,631,000

Net income per common share:
Basic	$0.15	$0.39
Diluted	$0.15	$0.38
Weighted average shares outstanding:
Basic	4,773,000	4,192,000
Diluted	4,865,000	4,263,000

See Notes to Financial Statements.

Sterling Bank

Statements of Shareholders' Equity
Years Ended December 31, 2006 and 2005
					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Retained	Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity

December 31, 2004	2,877,412	$5,755,000	$13,732,000	$1,597,000	$(327,000)	$20,757,000

Comprehensive income:

Net income	-	-	-	1,631,000	-	1,631,000
Change in net unrealized loss on
securities available-for-sale, net of
reclassification adjustment and tax
effects	-	-	-	-	(507,000)	(507,000)

Total comprehensive income						1,124,000

Cash dividends paid ($0.12 per share)	-	-	-	(482,000)	-	(482,000)

5% common stock dividend	215,771	431,000	(433,000)	-	-	(2,000)

Stock compensation	-	-	16,000	-	-	16,000

Net proceeds from issuance of common
stock	1,443,269	2,887,000	9,948,000	-	-	12,835,000

December 31, 2005	4,536,452	9,073,000	23,263,000	2,746,000	(834,000)	34,248,000

Comprehensive income:

Net income	-	-	-	738,000	-	738,000
Change in net unrealized loss on
securities available-for-sale, net of
reclassification adjustment and tax
effects	-	-	-	-	174,000	174,000

Total comprehensive income						912,000

Cash dividends paid ($0.12 per share)	-	-	-	(553,000)	-	(553,000)

5% common stock dividend	227,181	454,000	(454,000)	-	-	-

Stock compensation	-	-	12,000	-	-	12,000

Net proceeds from issuance of common stock	19,935	40,000	109,000	-	-	149,000

December 31, 2006	4,783,568	$9,567,000	$22,930,000	$2,931,000	$(660,000)	$34,768,000

See Notes to Financial Statements.

Sterling Bank

Statements of Cash Flows
Years Ended December 31, 2006 and 2005
	2006	2005
Cash Flows From Operating Activities
Net income	$738,000	$1,631,000
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization of premises and equipment	913,000	771,000
Provision for loan losses	605,000	284,000
Net amortization of purchase premiums and discounts on securities	87,000	164,000
Stock compensation	12,000	16,000
Realized gain on sales of securities available-for-sale	-	(1,000)
Realized loss (gain) on sales of equipment	30,000	(24,000)
Deferred income tax benefit	(386,000)	(112,000)
Proceeds from sale of loans held for sale	204,479,000	375,334,000
Originations of loans held for sale	(165,376,000)	(390,029,000)
Changes in operating assets and liabilities:
Increase in accrued interest receivable and other assets	(730,000)	(875,000)
Increase in accrued interest payable and other accrued liabilities	289,000	136,000
Net cash provided by (used in) operating activities	40,661,000	(12,705,000)

Cash Flows From Investing Activities
Purchases of securities available-for-sale	(7,886,000)	-
Purchases of securities held-to-maturity	(875,000)	-
Proceeds from sales of securities available-for-sale	-	3,844,000
Proceeds from maturities of securities available-for-sale	2,000,000	-
Proceeds from principal payments on mortgage-backed securities available-for-sale	3,084,000	4,683,000
Proceeds from principal payments on mortgage-backed securities held-to-maturity	2,357,000	3,162,000
Purchases of restricted stock	-	(3,338,000)
Proceeds from sale of restricted stock	440,000	3,131,000
Net increase in loans	(17,944,000)	(45,616,000)
Proceeds from sales of equipment	85,000	71,000
Purchases of premises and equipment	(1,867,000)	(2,187,000)
Net cash used in investing activities	(20,606,000)	(36,250,000)

Cash Flows From Financing Activities
Net proceeds from issuance of common stock	149,000	12,835,000
Dividends paid	(553,000)	(484,000)
Net increase (decrease) in noninterest-bearing deposits	6,476,000	(1,846,000)
Net (decrease) increase in interest-bearing deposits	(11,597,000)	49,997,000
Proceeds from Federal Home Loan Bank Advances	-	11,070,000
Repayment of Federal Home Loan Bank Advances	(9,756,000)	(15,758,000)
Net cash (used in) provided by financing activities	(15,281,000)	55,814,000

Increase in cash and cash equivalents	4,774,000	6,859,000

Cash and Cash Equivalents, beginning	18,168,000	11,309,000

Cash and Cash Equivalents, ending	$22,942,000	$18,168,000

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$10,272,000	$7,123,000
Income taxes	$685,000	$1,563,000

See Notes to Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business: Sterling Bank (the “Bank”) is a commercial bank, which was incorporated on September 1, 1989, and commenced opera-tions on December 7, 1990. The Bank is chartered by the New Jersey Department of Banking and Insurance and is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank maintains its principal office at 3100 Route 38 in Mount Laurel, New Jersey and has six other full service branches. The Bank’s primary deposit products are checking, savings and term certificate accounts and its primary loan products are consumer, residential mortgage and commercial loans.

The accounting and financial reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Investment Securities: Investment securities are classified under one of the following categories at the date of purchase: “Held-to-Maturity” and accounted for at historical cost, adjusted for accretion of discounts and amortization of premiums; “Available-for-Sale” and accounted for at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity; or “Trading” and accounted for at fair value, with unrealized gains and losses reported as a component of net income. Classification is reassessed at each balance sheet date. The Bank has not held and does not intend to hold trading securities.

At December 31, 2006 and 2005, the Bank has identified investment securities that will be held for indefinite periods of time, including securities that will be used as part of the Bank’s asset/liability management strategy and that may be sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as “available-for-sale” and are carried at fair value, with any unrealized gains or temporary losses reported as a separate component of other comprehensive income, net of the related income tax effect.

Also, at December 31, 2006 and 2005, the Bank reported investments in securities, which were carried at cost, adjusted for amortization of premiums and accretion of discounts. The Bank has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as “held-to-maturity.”

Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value, are included in noninterest income in the statements of operations. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or that the Bank would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

The amortization of premiums and accretion of discounts, computed by using the interest method over their contractual lives, are recognized in interest income. Gains and losses on the sale of such securities are accounted for on the specific identification basis.

Restricted Stock: Restricted stock includes investments in the common stocks of the Federal Reserve Bank of Philadelphia, the Federal Home Loan Bank of New York, and the Atlantic Central Bankers Bank, for which no markets exists and, accordingly, are carried at cost.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Loans: The Bank originates residential mortgage, commercial and consumer loans to customers located principally in Burlington County and Camden County in southern New Jersey. The ability of the Bank’s debtors to honor their contracts is dependent upon general economic conditions in this area, including the real estate market, employment conditions and the interest rate market.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to the related loan yield using the interest method.

A loan is considered to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on residential mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of loans in light of changes in the nature and volume of the loan portfolio, overall portfolio quality and historical experience, review of specific problem loans, adverse situations which may affect borrowers’ ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and other factors which may warrant current recognition. Such periodic assessments may, in management’s judgment, require the Bank to recognize additions or reductions to the allowance.

Various regulatory agencies periodically review the adequacy of the Bank’s allowance for loan losses as an integral part of their examination process. Such agencies may require the Bank to recognize additions or reductions to the allowance based on their judgments of information available to them at the time of their examination. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual residential mortgage and consumer loans for impairment disclosures.

Loans Held for Sale: Loans held for sale consist almost entirely of student loans generated from an agreement the Bank has with SLM Corporation. The Bank funds loans made by SLM to students for a period of 30 to 45 days. SLM is contractually obligated to purchase the loans at face value, plus accrued interest, within 45 days. Loans held for sale are recorded at the lower of aggregate cost or estimated fair value. Interest income is accrued on the unpaid principal balance. SLM has reduced the number of loans it funds though us, and we expect that these loans will eventually be funded entirely by SLM.

Concentration of Credit Risk: The Bank’s loans are generally to diversified customers in Burlington County and Camden County, New Jersey. The concentrations of credit by type of loan are set forth in Note 4. Generally, loans are collateralized by assets of the borrower and are expected to be repaid from the cash flow or proceeds from the sale of selected assets of the borrower.

Mortgage-backed securities held by the Bank generally consist of certificates that are guaranteed by an agency of the United States government.

Interest Rate Risk: The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other borrowed funds, to make commercial, residential mortgage, and consumer loans, and to invest in overnight and term investment securities. Inherent in such activities is the potential for the Bank to assume interest rate risk, which results from differences in the maturities and repricing characteristics of assets and liabilities. For this reason, management regularly monitors the level of interest rate risk and the poten-tial impact on net income.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed and charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improve-ments are amortized to expense over the shorter of the term of the respective lease or the estimated useful life of the improvements.

Income Taxes: Deferred income taxes arise principally from the difference between the income tax basis of an asset or liability, and its reported amount in the financial statements, at the statutory income tax rates expected to be in effect when the taxes are actually paid or recovered. Deferred income tax assets are reduced by a valuation allowance when, based on the weight of evidence available, it is more likely than not that some portion of the net deferred tax assets may not be realized.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Comprehensive Income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. However, certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects for 2006 and 2005 are as follows:

	2006	2005

Unrealized holding gains (losses) on available-for-sale securities	$290,000	$(844,000)
Reclassification adjustment for gains realized in income	-	(1,000)
Net unrealized gains (losses)	290,000	(845,000)
Tax effect	(116,000)	338,000
Net-of-tax amount	$174,000	$(507,000)

Statement of Cash Flows: For the purpose of the statement of cash flows, cash equivalents are defined as cash and due from banks and other short-term investments with an original maturity, when purchased, of ninety days or less. For the purposes of the statement of cash flows, the change in loans and deposits are shown on a net basis.

Earnings Per Common Share: Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share consider common share equivalents (when dilutive) outstanding during each year. Certain options to purchase common stock were excluded from the 2006 and 2005 computation because the exercise prices of such options were greater than the average market price of the Bank’s common stock during the period. The Bank uses the treasury stock method in calculating diluted earnings per common share. Both basic and diluted earnings per share computations give retroactive effect to stock dividends declared. Earnings per common share have been computed based on the following for the years ended December 31, 2006 and 2005:

	2006	2005

Net income	$738,000	$1,631,000

Average number of common shares outstanding	4,773,000	4,192,000
Effect of dilutive options	92,000	71,000
Average number of common shares outstanding used to
calculate diluted earnings per common share	4,865,000	4,263,000

Note 1. Description of business and summary of significant accounting policies (Continued)

Stock-Based Employee Compensation: The Bank has a stock-based employee compensation plan which is more fully described in Note 14. Effective January 1, 2006, the Bank adopted Financial Accounting Standards Board ("FASB") Statement No. 123 Share-Based Payment (Revised 2004)("SFAS 123R") utilizing the modified prospective approach. SFAS 123R generally requires that the Bank record compensation expense equal to the fair value of all equity-based compensation over the vesting period of each award. Under the modified prospective transition method, the Bank is required to recognize compensation cost for 1) all share-based payments granted prior to, but not vested as of, January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and 2) for all share-based payments granted on or after January 1, 2006 based on the grant date fair value estimated in accordance with SFAS 123R. In accordance with the modified prospective method, the Bank has not restated prior period results.

In 2005, as permitted under generally accepted accounting principles, grants of options under the plan were accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations as permitted by FASB Statement No. 123, Accounting For Stock-Based Compensation. Because options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant, no stock-based employee compensation expense is included in determining net income for 2005 for options issued. In December 2005, the Bank’s Board of Directors accelerated the vesting of, and vested, all unvested outstanding options to acquire the Bank’s common stock granted in fiscal years 2003, 2004 and 2005, totaling approximately 126,000 options that would otherwise vest at various times through the end of fiscal 2008 (the “Acceleration”). All other terms and conditions of such options remain unchanged as a result of the Acceleration.

The Board of Directors determined that the Acceleration was in the best interests of the Bank and its stockholders because it reduced compensation expense that the Bank would otherwise be required to record in future periods when the Bank became subject to the requirements of SFAS 123R.

The Acceleration meets the criteria for variable accounting. Based upon past experience, the Bank believes that the majority of the holders of the options subject to the Acceleration will remain employed over the full term of the original vesting period. Consequently, the Bank recorded in the fourth fiscal quarter ending December 31, 2005, a pre-tax charge to earnings of $16,000, in the form of compensation expense, related to the Acceleration.

The following table illustrates the additional effect on net income and earnings per share for the year ended December 31, 2005 as if the Bank had applied the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation. Both basic and diluted calculations give retroactive effect to stock dividends declared.

Note 1.  Description of business and summary of significant accounting policies (Continued)

2005
Net income, as reported	$1,631,000
Deduct total stock-based compensation expense determined under the fair value method for
all awards, net of tax	(494,000)
Pro forma net income	$1,137,000
Earnings per share:
Basic:
As reported	$0.39
Pro forma	$0.27
Diluted:
As reported	$0.38
Pro forma	$0.27

All outstanding stock options as of January 1, 2006 were fully vested and therfore no compensation expense was recognized during the year ended December 31, 2006 for such options. During 2006, the Bank granted 67,307 options with an average exercise price of $11.08 to employees that vest in equal annual installments over ten years. The Bank uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards. The average estimated value per option awarded in 2006 was $3.54 based on the following assumptions: risk free interest rate of 5.0%, dividend yield of 1.0%, expected volatility of 20% and expected life of options of eight years. Compensation cost relating to the equity awards charged to expense for 2006 was $12,000.

As of December 31, 2006, there was approximately $221,000 of total unrecognized compensation cost related to unvested stock option awards which is expected to be recognized over a weighted average period of 9.5 years. The 67,307 options granted during 2006 remain unvested at December 31, 2006.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the determination of the allowance for loan losses.

Recent Accounting Pronouncements:

FIN 48 Accounting for Uncertainty in Income Taxes and Related Interpretation Issues

In July 2006, FASB published FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes and Related Interpretation Issues” (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). According to the terms of FIN 48, the financials will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without time values. The Bank will be required to adopt the provisions of FIN 48 as of the beginning of its first annual period that begins after December 15, 2006, which will be the year ending December 31, 2007. The adoption of FIN 48 is not expected to have a material impact on the Bank.

Note 1.  Description of business and summary of significant accounting policies (Continued)

Statement No. 157 Fair Value Measurements (“SFAS No. 157”)

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. The Bank will adopt the provisions of SFAS No. 157 on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The adoption of SFAS No. 157 is not expected to materially affect the Bank’s financial position or results of operations.

Statement No. 159 The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”)

In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided the entity also elects to apply the provisions of SFAS No. 157. The Bank is currently evaluating the impact, if any, of SFAS No. 159 on its financial position and results of operations.

Note 2. Concentration of Credit Risk

The Bank maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. These accounts are insured by the Federal Deposit Insurance Corporation up to $100,000 per account. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these accounts did not have a significant impact on the operations of the Bank as of December 31, 2006.

Note 3. Investment Securities

The Bank’s investment securities as of December 31, 2006 and 2005 were as follows:

	2006
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale
U.S. Government agencies and corporations	$30,263,000	$11,000	$(715,000)	$29,559,000
Mortgage-backed securities	13,856,000	14,000	(301,000)	13,569,000
Municipal securities	4,507,000	-	(109,000)	4,398,000
Total securities available-for-sale	$48,626,000	$25,000	$(1,125,000)	$47,526,000
Held-to-maturity
U.S. Government agencies and corporations	$25,000	$-	$-	$25,000
Mortgage-backed securities	8,392,000	1,000	(206,000)	8,187,000
Municipal securities	875,000	-	-	875,000
Total securities held-to-maturity	$9,292,000	$1,000	$(206,000)	$9,087,000

Note 3. Investment Securities ( Continued)

	2005
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale
U.S. Government agencies and corporations	$27,260,000	$-	$(806,000)	$26,454,000
Mortgage-backed securities	14,937,000	4,000	(423,000)	14,518,000
Municipal securities	3,675,000	-	(165,000)	3,510,000
Total securities available-for-sale	$45,872,000	$4,000	$(1,394,000)	$44,482,000
Held-to-maturity
U.S. Government agencies and corporations	$25,000	$-	$-	$25,000
Mortgage-backed securities	10,787,000	-	(319,000)	10,468,000
Total securities held-to-maturity	$10,812,000	$-	$(319,000)	$10,493,000

The amortized cost and estimated market value of debt securities at December 31, 2006 by contractual maturities are shown below. Expected maturities may differ from contractual maturities for mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without any penalties; therefore, these securities are not included in the maturity categories in the following maturity schedule.

	December 31, 2006
	Available-for-sale		Held-to-maturity
	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value
Maturing within one year	$1,000,000	$987,000	$900,000	$900,000
Maturing after one year, but within five years	25,513,000	24,870,000	-	-
Maturing after five years, but within ten years	5,021,000	4,920,000	-	-
Maturing after ten years	3,236,000	3,180,000	-	-
Mortgage-backed securities	13,856,000	13,569,000	8,392,000	8,187,000
Total securities	$48,626,000	$47,526,000	$9,292,000	$9,087,000

There were no sales of investment securities in 2006. Proceeds from sales of in-vestment securities available-for-sale during 2005 were $3,844,000. Gross gains of $1,000 were realized on those transactions. Realized gains and losses are determined on the specific identification method and are included in noninterest income.

Securities with a carrying value of $12,302,000 and $48,135,000 were pledged to secure public deposits and Federal Home Loan Bank advances at December 31, 2006 and 2005, respectively.

Included in “Interest and dividends on securities” in the Statements of Operations was $172,000 and $199,000 of tax-exempt interest income for 2006 and 2005, respectively.

Note 3. Investment Securities (Continued)

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2006, is as follows:

	Continuous Unrealized Losses		Continuous Unrealized Losses Existing
	Existing for Less Than 12 Months		for More Than 12 Months
		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses
Available-for-sale:
U.S. Government agencies and corporations	$-	$-	$26,548,000	$(715,000)
Mortgage-backed securities	-	-	11,358,000	(301,000)
Municipal securities	528,000	(2,000)	3,568,000	(107,000)
	528,000	(2,000)	41,474,000	(1,123,000)
Held-to-maturity:
Mortgage-backed securities	-	-	7,891,000	(206,000)
Total temporarily impaired securities	$528,000	$(2,000)	$49,413,000	$(1,329,000)

At December 31, 2006, 29 U.S. Government agencies and corporations, 42 mortgage-backed securities and 6 municipal securities were in an unrealized loss position. Of those, 76 securities were in an unrealized loss position for one year or more. Management believes that the deterioration in value is attributable to changes in market interest rates and not the credit quality of the issuer. This factor, coupled with the fact the Bank has both the intent and ability to hold securities for a period of time sufficient to allow for any anticipated recovery in fair value, substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2005, is as follows:

	Continuous Unrealized Losses		Continuous Unrealized Losses Existing
	Existing for Less Than 12 Months		for More Than 12 Months
		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses
Available-for-sale:
U.S. Government agencies and corporations	$6,347,000	$(122,000)	$20,107,000	$(684,000)
Mortgage-backed securities	1,726,000	(32,000)	12,475,000	(391,000)
Municipal securities	-	-	3,510,000	(165,000)
	8,073,000	(154,000)	36,092,000	(1,240,000)
Held-to-maturity:
Mortgage-backed securities	1,623,000	(31,000)	8,845,000	(288,000)
Total temporarily impaired securities	$9,696,000	$(185,000)	$44,937,000	$(1,528,000)

Note 4. Loans

The composition of net loans as of December 31, 2006 and 2005 are as follows:

	2006	2005
Commercial	$167,581,000	$154,046,000
Consumer	48,018,000	41,175,000
Residential mortgage	27,684,000	30,117,000
Total loans	243,283,000	225,338,000
Less: allowance for loan losses	(1,760,000)	(1,154,000)
Net loans	$241,523,000	$224,184,000

Note 5. Loans to Related Parties

Loans to related parties include loans made to executive officers, directors and their affiliated interests. Management believes that the Bank has not entered into any transactions with these individuals or entities that were less favorable to the Bank than they would have been for similar transactions with other borrowers.

An analysis of the activity in related party loans for 2006 and 2005 is as follows:

	2006	2005
Balance, beginning of year	$4,870,000	$8,807,000
Additions	3,118,000	3,218,000
Payments	(3,089,000)	(4,765,000)
Reclassification as non-related party	-	(2,390,000)
Balance, end of year	$4,899,000	$4,870,000

At December 31, 2006 and 2005, these loans are current as to payment of principal and interest.

In addition, the Bank has financial instruments with off-balance sheet risk with certain related parties including loan commitments made to executive officers, directors and their affiliated interests. As of December 31, 2006 and 2005, commitments to extend credit and unused lines of credit amounted to approximately $1,761,000 and $2,106,000, respectively. Standby letters of credit were approximately $290,000 as of both December 31, 2006 and 2005. These amounts are included in loan commitments and standby letters of credit (Note 7).

Note 6. Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Balance, beginning of year	$1,154,000	$913,000
Provision for loan losses	605,000	284,000
Loans charged off	(1,000)	(45,000)
Recoveries of loans previously charged off	2,000	2,000
Balance, end of year	$1,760,000	$1,154,000

Note 6. Allowance for Loan Losses (Continued)

At December 31, 2006 and 2005, the carrying value of impaired loans was $3,759,000 and $0, respectively. The average recorded investment in impaired loans during 2006 and 2005 was $698,000 and $108,000, respectively. Such loans are valued based on the present value of expected future cash flows discounted at the loans’ effective interest rates and/or the fair value of collateral if a loan is collateral dependent. No specific allocations were included in the allowance for loan losses at December 31, 2006 and 2005 for these loans. At December 31, 2006 and 2005, loans past due 90 days or more and still accruing interest were $178,000 and $447,000, respectively. Total non-accruing loans were $268,000 at December 31, 2006 and $0 at December 31, 2005.

Note 7. Loan Commitments and Standby Letters of Credit

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, including unused portions of lines of credit, and standby letters of credit, which are conditional commit-ments issued by the Bank to guarantee the performance of an obligation of a customer to a third party. Both arrangements have credit risk essentially the same as that involved in extending loans, and are subject to the Bank’s normal credit policies. Collateral may be obtained based on management’s credit assessment of the customer. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments.

As of December 31, 2006 and 2005, commitments to extend credit and unused lines of credit amounted to approximately $56,131,000 and $54,865,000, respectively, and standby letters of credit were approximately $5,720,000 and $2,001,000, respectively. During 2006 and 2005, the majority of these commitments and standby letters of credit were at a variable rate of interest.

Such commitments generally have fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Note 8. Bank Premises and Equipment

Bank premises and equipment at December 31, 2006 and 2005 consisted of the following:

	2006	2005
Land	$1,004,000	$1,004,000
Premises and improvements	6,285,000	5,272,000
Furniture and equipment	4,141,000	3,916,000
Total premises and equipment, at cost	11,430,000	10,192,000
Less: accumulated depreciation and amortization	(4,508,000)	(4,109,000)
Premises and equipment, net	$6,922,000	$6,083,000

The estimated useful lives for calculating deprecia-tion and amortization on furniture and equipment are between three and seven years. Premises and leasehold improvements are depreciated over the lesser of the economic life or the term of the related lease, generally ranging from three to twenty-five years.

Note 8. Bank Premises and Equipment (Continued)

The Bank is obligated under a non-cancelable lease agreement (“1995 Lease”) with respect to land and building used for its main branch. The term of the 1995 Lease is 20 years with two 10-year renewal options. Rental payments under this lease commenced in January 1996. The lease payments increase through the initial 20-year term in accordance with changes in the National Consumer Price Index. In addition, the Bank is responsible for real estate taxes, insurance, utilities, and maintenance and repair costs.

During 1999, the Bank entered into a long-term operating lease of another bank building used for one of its branches beginning in June 2000. The term of the lease is for twenty-five years through May 2025 with two five-year renewal options.

During 2005, the Bank renewed an operating lease for an administrative facility beginning in August 2005. The term of the lease is for three years through July 2008.

During 2005, the Bank entered into a long-term operating lease of another bank building used for one of its branches beginning in December 2005. The term of the lease is for fifteen years through November 2020 with five five-year renewal options.

During 2006, the Bank entered into a long-term operating lease of a building in Delran Township, pending completion of its construction, to be used for a new branch. The Delran branch is expected to begin operations in 2007. The term of the lease is for twenty years with four five-year renewal options.

The Bank is required to pay operating expenses for all leased properties. At December 31, 2006, the required future minimum rental payments under these leases (not including the future Delran Township location) are as follows:

Years Ending December 31,

2007	$568,000
2008	524,000
2009	461,000
2010	470,000
2011	483,000
Thereafter	3,836,000
$6,342,000

Rent expense was $610,000 and $496,000 in 2006 and 2005, respectively.

Note 9. Deposits

Deposits at December 31, 2006 and 2005 consisted of the following:

	2006	2005
Demand deposits, noninterest-bearing	$39,021,000	$32,545,000
Demand deposits, interest-bearing	48,593,000	59,638,000
Savings deposits	27,195,000	20,267,000
Time deposits of $100,000 or more	34,197,000	46,725,000
Other time deposits	146,284,000	141,236,000
Total deposits	$295,290,000	$300,411,000

At December 31, 2006, the scheduled maturities of time deposits are as follows:

Years Ending December 31,
2007	$154,837,000
2008	20,688,000
2009	4,258,000
2010	461,000
2011	237,000
$180,481,000

Interest expense on time deposits of $100,000 or more was approximately $1,716,000 and $1,121,000 for the years ended December 31, 2006 and 2005, respectively.

Note 10. Borrowed Funds and Availability Under Lines of Credit

The Bank is a member of the Federal Home Loan Bank of New York. Such membership permits the Bank to obtain funding in the form of advances. At December 31, 2006 and 2005, there were $5,885,000 and $15,641,000, respectively, in advances outstanding.

Borrowed funds outstanding at December 31, 2006 mature in 2007 and bear interest at fixed rates ranging from 2.62% to 5.28%.

Federal Home Loan Bank of New York advances require the Bank to provide collateral, which may be in the form of a blanket lien on the Bank’s assets or through a pledge, assignment, or delivery of specific assets. At December 31, 2006 and 2005, investment securities with a carrying value of $6,775,000 and $21,160,000 were pledged, assigned, and delivered as collateral for outstanding advances. These advances cannot be prepaid without penalty. The agreement also requires that the Bank maintain a certain percentage of its assets in home mortgage assets, which may include mortgage-backed securities, and that the Bank purchase a certain amount of Federal Home Loan Bank of New York common stock. Both requirements follow formulas established by the Federal Home Loan Bank of New York.

The Bank maintains the ability to borrow funds on an overnight basis under secured and unsecured lines of credit with correspondent banks. At December 31, 2006 and 2005, the aggregate availability under such lines of credit was $87,714,000 and $64,500,000, respectively. At December 31, 2006 and 2005, there were no outstanding borrowings.

Note 11. Shareholders’ Equity

The Bank paid a 5% common stock dividend on September 8, 2006 to shareholders of record on August 25, 2006. Pursuant to regulatory approval, this transaction was recorded as a transfer from additional paid-in capital to common stock based on the common stock’s $2 par value.

During 2006, 19,935 shares of common stock were issued upon the exercise of stock options raising approximately $149,000.

During 2005, the Bank increased the number of common shares authorized to 15,000,000 from 5,000,000.

During 2005 and 2006, the Bank declared and paid a quarterly cash dividend of $0.03 per common share.

The Bank paid a 5% common stock dividend on August 12, 2005 to shareholders of record on July 29, 2005. Pursuant to regulatory approval, this transaction was recorded as a transfer from additional paid-in capital to common stock based on the common stock’s $2 par value.

During 2005, the Bank completed a stock offering raising approximately $12,794,000, net of related costs. 1,437,500 shares were issued at $9.75 per share. In addition, 5,769 shares of common stock were issued upon the exercise of stock options raising approximately $41,000.

Note 12. Income Taxes

The net deferred tax asset, which is included in “Accrued interest receivable and other assets”, at December 31, 2006 and 2005, includes the following:

	2006	2005
Deferred tax assets	$1,168,000	$939,000
Deferred tax liabilities	(237,000)	(278,000)
Net deferred tax asset	$931,000	$661,000

Income tax expense for the years ended December 31, 2006 and 2005 consisted of the following:

	2006	2005
Current tax expense
Federal	$592,000	$856,000
State	246,000	222,000
Deferred tax benefit	(386,000)	(112,000)
	$452,000	$966,000

Note 12. Income Taxes (Continued)

Income tax expense differs from the expected statutory expense principally due to non-taxable interest income earned by the Bank. A reconciliation of the Bank’s effective income tax rate with the Federal rate for 2006 and 2005 is as follows:

	2006	2005
Tax expense at statutory rate (35%)	$417,000	$909,000
Tax free interest income	(62,000)	(71,000)
Permanent difference and other, net	(15,000)	7,000
State income taxes, net of federal tax benefit	124,000	147,000
Benefit of income taxed at lower rates	(12,000)	(26,000)
	$452,000	$966,000

The tax effects of temporary differences between the book and tax basis of assets and liabilities which give rise to the Bank’s net deferred tax asset are as follows:

	2006	2005
Allowance for loan losses	$721,000	$383,000
Securities available-for-sale	440,000	556,000
Other	(163,000)	(124,000)
Property and equipment	(67,000)	(154,000)
Net deferred tax asset	$931,000	$661,000

Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management estimates that it is probable that all of the net deferred tax asset will be realized. However, the amount of the net deferred tax asset considered realizable could be reduced if estimates of future taxable income in the foreseeable future are reduced.

Note 13. Regulatory Matters

Capital Ratios: The Bank is subject to various regulatory capital requirements administered by the federal banking Agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006 and 2005, that the Bank met all capital adequacy requirements to which it is subject.

Note 13. Regulatory Matters (Continued)

As of September 30, 2006, the most recent notification from the Federal Reserve Bank and the New Jersey Department of Banking and Insurance categorized the Bank as well capitalized under the regulatory framework for prompt correction action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

At December 31, 2006, the Bank’s actual capital amounts and ratios are presented in the following table:

								To Be Well
								Capitalized Under
				For Capital				Prompt Corrective
	Actual			Adequacy Purposes				Action Provisions
	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital
(To Risk Weighted Assets)	$ 37,263,000	13.77%	>	$ 21,649,000	>	8.0%	>	$ 27,062,000	>	10.0%
Tier 1 Capital
(To Risk Weighted Assets)	$ 35,428,000	13.09%	>	$ 10,825,000	>	4.0%	>	$ 16,237,000	>	6.0%
Tier 1 Capital
(to Average Assets)	$ 35,428,000	10.39%	>	$ 13,634,000	>	4.0%	>	$17,043,000	>	5.0%

At December 31, 2005, the Bank’s actual capital amounts and ratios are presented in the following table:

								To Be Well
								Capitalized Under
				For Capital				Prompt Corrective
	Actual			Adequacy Purposes				Action Provisions
	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital
(To Risk Weighted Assets)	$ 36,298,000	12.67%	>	$ 22,913,000	>	8.0%	>	$ 28,641,000	>	10.0%
Tier 1 Capital
(To Risk Weighted Assets)	$ 35,082,000	12.25%	>	$ 11,456,000	>	4.0%	>	$ 17,185,000	>	6.0%
Tier 1 Capital
(to Average Assets)	$ 35,082,000	10.20%	>	$ 13,757,000	>	4.0%	>	$ 17,196,000	>	5.0%

Restriction on the Payment of Dividends: Certain limitations exist on the availability of the Bank’s undistributed net assets for the payment of cash dividends without prior approval from regulatory authorities. During 2006 and 2005, cash dividends were declared and paid in the amount of $553,000 and $482,000, respectively. Subsequent to December 31, 2006, the Bank declared a cash dividend of $0.03 per common share payable on February 21, 2007 to shareholders of record as of February 5, 2007.

Note 14. Benefit Plans

Savings Plan: The Bank maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code for its eligible employees. Under the Plan, employee contributions, up to 6% of gross salary, are matched in part at the discretion of the Bank. Employee and matching contributions are immediately vested. During 2006 and 2005, the Bank made approximately $98,000 and $91,000, respectively, in matching contributions. The Bank may elect to make an additional discretionary profit sharing contribution to the Plan each calendar year. Such contributions would be vested based on length of credited service. No discretionary contributions were made in 2006 or 2005.

Stock Option Plan: All stock option amounts and prices included in the following discussion have been adjusted for all stock dividends through December 31, 2006 (Note 12).

In 1994, the shareholders approved the Sterling Bank 1994 Employee Stock Option Plan. Reserved for issuance upon the exercise of options granted or to be granted by an Option Committee of the Board of Directors is an aggregate of 15,459 shares of common stock.

In 1998, the shareholders approved the Sterling Bank 1998 Employee Stock Option Plan and the Sterling Bank 1998 Director Stock Option Plan (collectively the “Plans”). The Plans are qualified as an “incentive stock option plan” under Section 422 of the Internal Revenue Code. Reserved for issuance upon the exercise of options granted or to be granted by an Option Committee of the Board of Directors is an aggregate of 94,736 shares of common stock for the Employee Plan and 59,098 shares of common stock for the Director Plan.

In 2003, the shareholders approved the Sterling Bank 2003 Employee Stock Option Plan. Reserved for issuance upon the exercise of options granted or to be granted by an Option Committee of the Board of Directors is an aggregate of 339,624 shares of common stock for this Plan.

Information regarding stock options outstanding at December 31, 2006 and 2005 is as follows:

			Weighted Average
	Number	Weighted Average	Remaining	Aggregate
	of Shares	Exercise Price	Contractual Term	Intrinsic Value
Outstanding, December 31, 2004	348,960	$8.26
Granted	64,243	$10.09
Expired/terminated	(3,357)	$9.28
Exercised	(5,769)	$7.25
Outstanding, December 31, 2005	404,077	$8.55
Granted	67,307	$11.08
Expired/terminated	(15,035)	$9.53
Exercised	(19,935)	$7.85
Outstanding, December 31, 2006	436,414	$8.94	6.5	$895,000

Exercisable at December 31, 2006	369,107	$8.55	5.9	$901,000

Note 14. Benefit Plans (Continued)

The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was $67,000 and $18,000, respectively. No options vested during 2006.

A summary of unvested stock options outstanding at December 31, 2006 is as follows:

		Weighted Average
		Grant Date
	Shares	Fair Value
Unvested stock options:
Outstanding at January 1, 2006	-	$-
Granted	67,307	$3.55
Exercised/forfeited	-	$-
Outstanding at December 31, 2006	67,307	$3.55

The weighted average grant date fair value of options granted during 2006 and 2005 was $3.55 and $2.47, respectively.

In 2005, the Bank adopted the disclosure-only provisions of FASB Statement No. 123. In December 2005, the Bank’s Board of Directors approved the acceleration of the vesting period of all remaining options then issued and recognized approximately $16,000 in compensation cost as a result. Additional compensation cost that would have been recognized using the fair value method pursuant to FASB No. 123, if the Bank had so elected, would have been approximately $494,000 in 2005, which included $364,000 in 2005 related to the acceleration of vesting requirements for the stock options awarded in 2003, 2004 and 2005. In January 2006, the Bank adopted FASB Statement No. 123(R) and recognized $12,000 in compensation costs in 2006 as a result. The Bank used an option pricing model in determining actual and pro forma compensation cost for 2006 and 2005, respectively. The weighted average estimated value per option was $3.54 in 2006 and $3.05 in 2005. The fair values of options granted in 2006 and 2005 were estimated at the date the grant based on the following assumptions: risk free interest rate of 4-5%, volatility of 20-25%, expected life of options of 7-8 years and expected payment of dividends of $0.03 per share per quarter. See Note 1.

Note 15. Commitments and Contingencies

The Bank has entered into “change in control” agreements with certain key members of management, which provide for continued payment of certain employment salaries and benefits in the event of a change in control, as defined.

The Bank is from time to time a party to routine litigation in the normal course of its business. Management does not believe that the resolution of this litigation will have a material adverse effect on the financial condition or results of operations of the Bank. However, the ultimate outcome of any such litigation, as with litigation generally, is inherently uncertain and it is possible that some litigation matters may be resolved adversely to the Bank. At December 31, 2006, the Bank was not a party to any material legal proceedings.

Note 16. Fair Value of Financial Instruments

The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instruments for which it is practical to estimate that value.

Cash and Cash Equivalents: The carrying amounts of cash and federal funds sold approximate fair value.

Investment Securities: The carrying amounts for short-term investments approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term investments is based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of restricted stock approximates fair value based on redemption provisions.

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage and other consumer. Each loan category is further segmented into groups by fixed and adjustable rate interest terms and by performing and non-performing categories.

The fair value of performing loans is typically calculated by discounting scheduled cash flows through their estimated maturity, using estimated market discount rates that reflect the credit and interest rate risk inherent in each group of loans. The estimate of maturity is based on contractual maturities for loans within each group, or on the Bank’s historical experience with repayments for each loan classification, modified as required by an estimate of the effect of current economic conditions.

Fair value for nonperforming loans is based on the discounted value of expected future cash flows, discounted using a rate commensurate with the risk associated with the likelihood of repayment and/or the fair value of collateral (if repayment of the loan is collateral dependent).

For all loans, assumptions regarding the characteristics and segregation of loans, maturities, credit risk, cash flows, and discount rates are judgmentally determined using specific borrower and other available information.

The carrying amounts reported for loans held for sale approximates fair value.

Accrued Interest Receivable and Payable: The fair value of interest receivable and payable is estimated to approximate the carrying amounts.

Deposits: In accordance with the SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW and money market accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows, where the discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds: The fair value of borrowings is calculated by discounting scheduled cash flows through the estimated maturity date using current market rates.

Note 16. Fair Value of Financial Instruments (Continued)

Estimated Fair Values: The estimated fair values of the Bank’s material financial instruments as of December 31, 2006 are as follows:

	Carrying Value	Fair Value
Financial Assets:
Cash and due from banks	$16,064,000	$16,064,000
Federal funds sold	$6,878,000	$6,878,000
Investment securities, held-to-maturity	$9,292,000	$9,087,000
Investment securities, available-for-sale	$47,526,000	$47,526,000
Restricted stock	$1,436,000	$1,436,000
Loans held for sale	$1,618,000	$1,618,000
Loans, net of allowance for loan losses	$241,523,000	$236,952,000
Accrued interest receivable	$1,551,000	$1,551,000
Financial Liabilities:
Noninterest-bearing demand deposits	$39,021,000	$39,021,000
Interest-bearing deposits	$256,269,000	$250,306,000
Borrowed funds	$5,885,000	$5,863,000
Accrued interest payable	$534,000	$534,000

The estimated fair values of the Bank’s material financial instruments as of December 31, 2005 are as follows:

	Carrying Value	Fair Value
Financial Assets:
Cash and due from banks	$17,847,000	$17,847,000
	$321,000	$321,000
Investment securities, held-to-maturity	$10,812,000	$10,493,000
Investment securities, available-for-sale	$44,482,000	$44,482,000
Restricted stock	$1,876,000	$1,876,000
Loans held for sale	$40,721,000	$40,721,000
Loans, net of allowance for loan losses	$224,184,000	$221,891,000
Accrued interest receivable	$1,446,000	$1,446,000
Financial Liabilities:
Noninterest-bearing demand deposits	$32,545,000	$32,545,000
Interest-bearing deposits	$267,866,000	$262,716,000
Borrowed funds	$15,641,000	$15,469,000
Accrued interest payable	$454,000	$454,000

Note 16. Fair Value of Financial Instruments (Continued)

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, and, as the fair value for these financial instruments is not material, these disclosures are not included above.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount which could result from offering for sale at one time the Bank’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates, and have generally not been considered in the Bank’s estimates.

Note 17. Subsequent Events

On December 12, 2006, the shareholders of the Bank approved a Plan of Acquisition whereby the Bank will be reorganized into the holding company form of organization and will become a wholly-owned subsidiary of a newly-formed holding company called Sterling Banks, Inc. The Bank completed this formation on March 16, 2007.

On December 19, 2006 the shareholders of Farnsworth Bancorp, Inc., a bank holding company, approved a Plan of Merger (“Merger’) in which Sterling Banks, Inc. will acquire all the outstanding shares of Farnsworth, with each share of Farnsworth receiving $27.50 per share, in a combination of stock and/or cash. Total cash and stock consideration, including transaction costs, is expected to approximate $20,000,000. Upon the completion of the merger, Peoples Savings Bank, a wholly-owned subsidiary of Farnsworth Bancorp, Inc., will be merged into the Bank. The Merger closed on March 16, 2007. At December 31, 2006, Farnsworth Bancorp had total assets of approximately $110,000,000.